Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

CSX Corporation

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Nine Months Ended September 23, 2016
		For the Fiscal Years Ended
		Dec. 25, 2015	Dec. 26, 2014	Dec. 27, 2013	Dec. 28, 2012	Dec. 30, 2011
EARNINGS:
Earnings before Income Taxes	$1,990	$3,138	3,044	$2,922	$2,971	$2,940
Interest Expense	$423	544	545	561	566	552
Amortization of debt discount	$(2)	(3)	(3)	(3)	(3)	(3)
Interest Portion of Fixed Rent	$11	14	21	26	27	29
Undistributed Earnings of Unconsolidated Subsidiaries	$(37)	(42)	(43)	(42)	(29)	(30)
Earnings, as Adjusted	$2,385	$3,650	3,564	$3,464	$3,532	$3,488
FIXED CHARGES:
Interest Expense	$423	$544	545	$561	$566	$552
Capitalized Interest	$18	26	26	21	20	15
Amortization of debt discount	$(2)	(3)	(3)	(3)	(3)	(3)
Interest Portion of Fixed Rent	$11	14	21	26	27	29
Fixed Charges	$450	$581	590	$606	$610	$593
Ratio of Earnings to Fixed Charges	5.3x	6.3x	6.0x	5.7x	5.8x	5.9x